Exhibit 12.1

Calculations of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	Nine months ended
	September 30,		For years ended December 31,
	2012		2011		2010		2009		2008		2007
Including Interest on Deposits:
Earnings:
Income (loss) before income taxes	16,331		17,929		13,533		4,330		(25,012)		8,953
Add: Fixed charges - Excluding preferred stock dividends	12,246		19,854		23,200		28,337		30,472		19,063
Earnings before income taxes and fixed charges	28,577		37,783		36,733		32,667		5,460		28,016
Fixed Charges:
Interest expense (including deposits)	12,185		19,783		23,116		28,243		30,395		19,038
Estimate of interest within rental expense (2)	61		71		84		94		77		25
Total fixed charges	12,246		19,854		23,200		28,337		30,472		19,063
Discount amortization (1)	—		353		103		86		—		—
Preferred stock dividends (1)	—		624		1,212		1,094		—		—
Total fixed charges and preferred stock	12,246		20,831		24,515		29,517		30,472		19,063
Ratio of Earnings to Fixed Charges	2.33	x	1.90	x	1.58	x	1.15	x	0.18	x	1.47	x
Ratio of Earnings to Fixed Charges and Preferred Stock	2.33	x	1.81	x	1.50	x	1.11	x	0.18	x	1.47	x

Excluding Interest on Deposits:
Earnings:
Income (loss) before income taxes	16,331		17,929		13,533		4,330		(25,012)		8,953
Add: Fixed charges - Excluding preferred stock dividends	3,099		4,532		5,620		6,726		7,315		4,265
Earnings before income taxes and fixed charges	19,430		22,461		19,153		11,056		(17,697)		13,218
Fixed Charges:
Interest expense (excluding deposits)	3,038		4,461		5,536		6,632		7,238		4,240
Estimate of interest within rental expense (2)	61		71		84		94		77		25
Total fixed charges	3,099		4,532		5,620		6,726		7,315		4,265
Discount amortization (1)	—		353		103		86		—		—
Preferred stock dividends (1)	—		624		1,212		1,094		—		—
Total fixed charges and preferred stock	3,099		5,509		6,935		7,906		7,315		4,265
Ratio of Earnings to Fixed Charges	6.27	x	4.96	x	3.41	x	1.64	x	-2.42	x	3.10	x
Ratio of Earnings to Fixed Charges and Preferred Stock	6.27	x	4.08	x	2.76	x	1.40	x	-2.42	x	3.10	x

(1) - The preferred stock dividend and discount amortization amounts have been grossed up to compute the pre-tax income equivalent assuming an estimated 34% tax rate.
(2) - The portion of rents shown as representative of the interest factor is one-third of total net operating lease expense.